TROUTMAN SANDERS LLP

                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288

Timothy I. Kahler                                      Direct Dial:212-704-6169
timothy.kahler@troutmansanders.com                     Fax:     212-704-5948



                                                       August 23, 2005


Via Edgar Correspondence
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn:    Mr. Yong Choi

            Re: Cadence Resources Corporation - Amendment No. 1 to Registration Statement on Form S-4; File No. 333-124904

Dear Mr. Choi:

              Earlier today Cadence filed Amendment No. 1. to its registration statement on Form S-4 with respect to the shares to be issued to the stockholders of Aurora Energy, Ltd. upon the closing of the merger transaction between Cadence and Aurora. I previously mentioned to you that (i) Aurora, a private company with fewer than 300 stockholders, will hold a stockholders meeting in which its stockholders will vote on the proposed merger with Cadence, and (ii) Aurora intends to seek proxies from its stockholders designating certain members of Aurora management to vote shares of Aurora stock at the stockholders meeting.

              As you suggested, I am herewith supplementally furnishing to you, for the Staff's information, a draft of the letter to Aurora stockholders that Aurora management has prepared for the purpose of seeking such proxies. As you can see from the draft letter, Aurora's management currently intends to enclose with the letter a copy of the prospectus contained in Cadence's registration statement as declared effective by the Commission.

            Please call the undersigned, or in my absence my partner Henry I. Rothman, Esq. (212-704-6179), if you have any questions about the enclosed document or Aurora's solicitation of proxies from its stockholders.

                                                        Very truly yours,

                                                        /s/ Timothy I. Kahler
                                                        ---------------------
                                                        Timothy I. Kahler

TIK:se
cc:      Henry I. Rothman, Esq.

                               Aurora Energy, Ltd.


PRINCIPAL EXECUTIVE OFFICES:                         PLACE OF MEETING:
3760 North US-31 South                               [____________________]
Traverse City, Michigan   49684                      [____________________]


NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders:

Notice is hereby given that a special meeting of the stockholders of Aurora Energy, Ltd. (the "Company" or "Aurora"), a Nevada corporation, will be held at_________________________________, on _______, _______, 2005 at _________
__.m. local time.

The sole purpose of the meeting is to consider and vote on the approval of the agreement and plan of merger between Cadence Resources Corporation and Aurora.

Enclosed for your consideration are the following:

            1.    A proxy card, instructions and return envelope.

            2.    A summary of the Agreement and Plan of Merger.

            3. A copy of Nevada Revised Statutes 92A.300 to 92 A.500 relating to dissenters' rights.

            4.    A prospectus relating to the proposed merger.

Only stockholders of the Company of record at the close of business on [Insert Record Date], 2005 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to mark, sign and date the enclosed Proxy Card and return it to the Company in the enclosed envelope.

                                             Sincerely,


                                             Barbara J. Johnson, Secretary
                                             Traverse City, Michigan
                                             Dated:  _________, 2005

                               AURORA ENERGY, LTD.
PROXY CARD

                  SOLICITED BY THE COMPANY'S BOARD OF DIRECTORS

The undersigned stockholder(s) of Aurora Energy, Ltd., (the "Company") hereby appoints William W. Deneau, President and Chairman of the Board of the Company, and John V. Miller, a Director of the Company, or instead of them , or any one of the foregoing individuals acting singly, as Proxy of the undersigned with full power of substitution, to attend the Special Meeting of the Company's stockholders on ___________, ______, 2005 at _____ ___.m., local time, to be held at __________________________ (the "Meeting") and any adjournment of the Meeting, and to vote on the undersigned's behalf all shares of the Company's stock registered in the undersigned's name, in the manner indicated by the checked boxes below.

*INSTRUCTIONS: A STOCKHOLDER HAS THE RIGHT TO APPOINT ANY PERSON TO ATTEND THE MEETING AND ACT ON THE STOCKHOLDER'S BEHALF. IF THE STOCKHOLDER DESIRES TO APPOINT A PERSON OTHER THAN THOSE NAMED IN THIS PRINTED DOCUMENT, THE STOCKHOLDER SHOULD INSERT THE NAME AND ADDRESS OF THE DESIRED PERSON IN THE BLANK SPACE PROVED.

1. APPROVAL OF PLAN OF MERGER. THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE RATIFICATION AND APPROVAL OF THE PLAN OF MERGER WITH CADENCE RESOURCES CORPORATION.

                     For (   )        Against  (   )   Abstain (   )


         Stockholders who are unable to be present at the Meeting are requested to COMPLETE, DATE, SIGN, and RETURN THIS PROXY CARD IN THE ENCLOSED EVELOPE.

DATED:_____________________, 2005.


                                           ----------------------------------
                                           Stockholder's signature


                                           ----------------------------------
                                           Print Name


                                           ----------------------------------
                                           Stockholder's signature

                                           ----------------------------------
                                           Print Name

-------------------------------------------------------------------------------
                             YOUR VOTE IS IMPORTANT
-------------------------------------------------------------------------------

Regardless of the number of shares you own, your vote is important. We want and need your input.

If you do not attend the Special Meeting to vote in person, your vote will not be counted unless a proxy representing your shares is presented at the meeting.

To ensure that your shares will be voted at the meeting, please MARK, SIGN, DATE AND PROMPTLY RETURN the enclosed Proxy card.

           If you do attend the meeting in person, you may revoke your proxy and vote in person.

-------------------------------------------------------------------------------

                            SUMMARY OF PLAN OF MERGER

OVERVIEW

      On January 31, 2005, Aurora Energy, Ltd. (the "Company"), entered into a definitive merger agreement with Cadence Resources Corporation ("Cadence"), a publicly-traded entity (Symbol: OTC BB: CDNR.OB) based in Walla Walla, Washington. A copy of the Agreement and Plan of Merger ("Merger Agreement") is attached to the Prospectus provided with the meeting notice for the Special Meeting of the stockholders at which the proposed merger will be voted on.

      Pursuant to the terms of the Merger Agreement, the Company will merge with a wholly owned subsidiary of Cadence. All of the Company's outstanding stock will be canceled, but the Company will be the survivor in this merger. As a result, the Company will become a wholly-owned subsidiary of Cadence. The final closing of this merger transaction will occur upon the approval of the Aurora shareholders and the satisfaction of certain conditions to closing contained in the Merger Agreement. After the final closing, the combined companies will be headquartered in Traverse City, Michigan, and current Company management will assume management control of Cadence. The merger will become effective at the time the Company files the Articles of Merger with the Secretary of State of the State of Nevada (the "Effective Time").

MERGER CONSIDERATION

      i. Common Stock

      At the Effective Time, each issued and outstanding share of the Company's common stock, $.001 par value per share, will be converted into the right to receive two (2) shares of Cadence's common stock, $.01 par value per share. All shares of the Company's Common Stock converted in accordance with the Plan of Merger will no longer be outstanding and will automatically be cancelled and retired and shall cease to exist. Each shareholder of the Company's Common Stock shall thereafter cease to have any rights with respect thereto, except the right to receive the shares of Cadence Common Stock on a 2:1 basis.

      ii. Convertible Securities

      At the Effective Time, any securities convertible into or exercisable for shares of the Company's Common Stock immediately prior to the Effective Time will become, at the Effective Time, securities convertible into or exercisable for that number of shares of Cadence Common Stock as the holder of the Company's securities would have received had the holder converted the securities into the Company's Common Stock immediately prior to the Effective Time. Appropriate adjustment will be made to any exercise or conversion price of such securities.

EXCHANGE OF STOCK CERTIFICATES

      As of the Effective Time, Cadence will enter into an agreement with a bank or trust company designated by Cadence (the "Exchange Agent"), which will provide that Cadence shall deposit with the Exchange Agent as of the Effective Time, certificates representing the number of duly authorized whole shares of Cadence Common Stock issuable in connection with this merger transaction.

      As soon as reasonably practicable after the Effective Time, and in any event within ten business days after the Effective Time, Cadence shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of the Company's Common Stock whose shares are converted pursuant to the Plan of Merger, (i) a letter of transmittal in customary form, and (ii) instructions for use in effecting the surrender of the Company's Common Stock in exchange for certificates representing whole shares of Cadence Common Stock. Upon surrender of the Company's Common Stock for cancellation to the Exchange Agent, together with the letter of transmittal duly executed and completed in accordance with its terms, the holder of the Company's Common Stock shall be entitled to receive in exchange therefor a certificate representing 90% of that number of shares of Cadence Common Stock, which the holder has the right to receive pursuant to the provisions of the Plan of Merger, and the Company Common Stock so surrendered shall forthwith be cancelled. The remaining 10% of the certificates for shares of Cadence Common Stock issuable in the exchange shall initially be held in an Exchange Fund by the Exchange Agent. The Exchange Agent shall have discretion to determine and apply reasonable rules and procedures relating to the surrender for exchange of a Certificate of Company Common Stock that is lost or destroyed.

      No certificate or scrip representing fractional shares of Cadence Common Stock will be issued in the Merger upon the surrender for exchange of Certificates of Company Common Stock, and any fractional share interests will not entitle the owner to any rights as a shareholder of Cadence. Each holder of Certificates of Company Common Stock who would otherwise have been entitled to a fraction equal to one-half or more of a share of Cadence Common Stock will receive a full share of Cadence Common Stock, and fractional interests of less than one-half of a share of Cadence Common Stock will be canceled.

      The 10% of the shares of Cadence Common Stock to be issued in the merger that are held in the Exchange Fund will be held for a period of up to six months following the Effective Date. These shares will be used, if necessary, to pay any liability to Cadence for indemnification for losses caused by the Company's breach of the Merger Agreement. If no claim for indemnification has been asserted by Cadence at the end of the six month period, the remaining 10% of the shares will be distributed to the holders of the Company's Common Stock. If the Company successfully asserts a claim for indemnification from Cadence under the Merger Agreement, holders of the Company may receive up to 0.2 additional shares of Cadence Common Stock for each share of the Company's Common Stock tendered in the merger.

SHAREHOLDER RIGHT OF DISSENT

      Pursuant to Nevada Revised Statutes ss.92A.380, any shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares of the Company's Common Stock, in the event of the consummation of this Plan of Merger with Cadence. The procedures under Nevada law for exercising dissenters' rights may be found in NRS 92A.300 to 92A.500, a copy of which is attached. In order to assert dissenter's rights, you must not vote in favor of the merger, and must deliver to the Company prior to the vote on the Plan of Merger a written notice of your intent to demand payment for your shares if the merger is consummated.


YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION AND APPROVAL OF THE PLAN OF MERGER WITH CADENCE RESOURCES CORPORATION

==============================

NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

      (Added to NRS by 1995, 2086)

      NRS 92A.305 "Beneficial stockholder" defined. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

      (Added to NRS by 1995, 2087)

      NRS 92A.310 "Corporate action" defined. "Corporate action" means the action of a domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.315 "Dissenter" defined. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

      (Added to NRS by 1995, 2087; A 1999, 1631)

      NRS 92A.320 "Fair value" defined. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (Added to NRS by 1995, 2087)

      NRS 92A.325 "Stockholder" defined. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.330 "Stockholder of record" defined. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

      (Added to NRS by 1995, 2087)

      NRS 92A.335 "Subject corporation" defined. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

      (Added to NRS by 1995, 2087)

      NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

      (Added to NRS by 1995, 2087)

      NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

      (Added to NRS by 1995, 2088)

      NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

      (Added to NRS by 1995, 2088)

      NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.

      1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

      2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

      (Added to NRS by 1995, 2088)

      NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

      1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

      (a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

                  (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

                  (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

      (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

      (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

      2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

      (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)

      NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

      1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

      (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

      (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

             (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                  (I) The surviving or acquiring entity; or

                   (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

      (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

      2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

      (Added to NRS by 1995, 2088)

       NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

      1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

      2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if: (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

      (Added to NRS by 1995, 2089)

      NRS 92A.410 Notification of stockholders regarding right of dissent.

      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

      2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

      (Added to NRS by 1995, 2089; A 1997, 730)

      NRS 92A.420 Prerequisites to demand for payment for shares.

      1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

      (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

      (b) Must not vote his shares in favor of the proposed action.

      2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

      (Added to NRS by 1995, 2089; 1999, 1631)

      NRS 92A.430 Dissenter's notice: Delivery to stockholders entitled to assert rights; contents.

      1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

      2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

      (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

      (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

      (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

      (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

      (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

      (Added to NRS by 1995, 2089)

      NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.

      1.  A stockholder to whom a dissenter's notice is sent must:

      (a) Demand payment;

      (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

      (c) Deposit his certificates, if any, in accordance with the terms of the notice.

      2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

      3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

      (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)

      NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.

      1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

      2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

      (Added to NRS by 1995, 2090)

      NRS 92A.460 Payment for shares: General requirements.

      1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

      (a) Of the county where the corporation's registered office is located; or

      (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

      2.  The payment must be accompanied by:

      (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

      (b) A statement of the subject corporation's estimate of the fair value of the shares; (c) An explanation of how the interest was calculated; (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and (e) A copy of NRS 92A.300 to 92A.500, inclusive.

      (Added to NRS by 1995, 2090)

      NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter's notice.

      1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

      2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

      (Added to NRS by 1995, 2091)

      NRS 92A.480 Dissenter's estimate of fair value: Notification of subject corporation; demand for payment of estimate.

      1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

      2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

      (Added to NRS by 1995, 2091)

      NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

      1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

      3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

      (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

      (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

      (Added to NRS by 1995, 2091)

      NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.

      1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

      2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

      (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

      4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

      5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

      (Added to NRS by 1995, 2092)